Exhibit 99.1

Qudian Inc. Reports Second Quarter 2023

Unaudited Financial Results

XIAMEN, China, September 7, 2023/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company, today announced its unaudited financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights:

●	Total revenues were RMB11.1 million (US$1.5 million), compared to RMB105.4 million for the same period of last year

●	Net loss attributable to Qudian’s shareholders was RMB76.9 million (US$10.6 million), compared to net loss of RMB61.3 million for the same period of last year; net loss per diluted ADS was RMB0.34 (US$0.05) for the second quarter of 2023

●	Non-GAAP net loss attributable to Qudian’s shareholders was RMB75.5 million (US$10.4 million), compared to net loss of RMB52.8 million for the same period of last year. We exclude share-based compensation expenses from our non-GAAP measures. Non-GAAP net loss per diluted ADS was RMB0.34 (US$0.05) for the second quarter of 2023

“We are delighted to report our initial advancements in the global expansion of our smart last-mile logistics business, marking the inaugural phase of our comprehensive group-wide strategic transformation,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We continued to execute our business transition and establish our new last-mile delivery business while maintaining a healthy balance sheet by pursuing efficient cash management.”

Mr. Luo continued, “Our new last-mile delivery business has made steady progress since we launched it on a trial basis in December 2022 and started to achieve initial shape and scale in the second quarter of 2023 in Australia under the name of “Fast Horse.” We believe such a new strategic business initiative will bring value to our shareholders and we expect to expand its footprint across Australia, North America, and New Zealand and will provide more details on the development of this business as we continue to build it.”

Second Quarter Financial Results

Total revenues were RMB11.1 million (US$1.5 million), representing a decrease of 89.5% from RMB105.4 million for the second quarter of 2022.

Financing income, loan facilitation income and other related income and transaction services fee and other related income decreased to nil as a result of the winding down of the loan book business.

Sales income and others increased to RMB11.1 million (US$1.5 million), which was mostly attributable to incomes generated from the QD Food business attributable to its sales made prior to its winding-down and incomes generated from last-mile delivery business, compared with RMB8.8 million for the second quarter of 2022, which was mainly attributable to sales income generated by QD Food. We have wound down the QD Food business in second quarter of 2023.

Total operating costs and expenses decreased to RMB106.7 million (US$14.7 million) from RMB135.9 million for the second quarter of 2022.

Cost of revenues decreased by 69.1% to RMB12.7 million (US$1.7 million) from RMB41.1 million for the second quarter of 2022, primarily due to the winding down of the QD Food business and loan book business, partially offset by cost from last-mile delivery business.

Sales and marketing expenses decreased to nil as a result of the winding down of the loan book business and QD Food business.

General and administrative expenses increased by 87.9% to RMB65.4 million (US$9.0 million) from RMB34.8 million for the second quarter of 2022, primarily due to the increase in professional services fees from last-mile delivery business.

Research and development expenses decreased by 47.3% to RMB9.9 million (US$1.4 million) from RMB18.8 million for the second quarter of 2022, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.

Expected credit loss for receivables and other assets was RMB17.3 million (US$2.4 million) as compared to a gain of RMB28.7 million for the second quarter of 2022, primarily due to credit loss for other assets related to the businesses the Company historically operated.

Loss from operations was RMB94.1 million (US$13.0 million), compared to RMB29.4 million for the second quarter of 2022.

Interest and investment income, net increased by 47.8% to RMB6.8 million (US$0.9 million) from RMB4.6 million for the second quarter of 2022, mainly due to loss from investments of Secoo recorded in the second quarter of 2022 which did not appear in the second quarter of 2023.

Gain on derivative instrument was RMB10.4 million (US$1.4 million), compared to a loss of RMB34.7 million for the second quarter of 2022, primarily due to the increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net loss attributable to Qudian’s shareholders was RMB76.9 million (US$10.6 million). Net loss per diluted ADS was RMB0.34 (US$0.05).

Non-GAAP net loss attributable to Qudian’s shareholders was RMB75.5 million (US$10.4 million). Non-GAAP net loss per diluted ADS was RMB0.34 (US$0.05).

Cash Flow

As of June 30, 2023, the Company had cash and cash equivalents of RMB5,013.1 million (US$691.3 million) and restricted cash of RMB63.4 million (US$8.7 million).

For the second quarter of 2023, net cash provided by operating activities was RMB34.8 million (US$4.8 million), mainly due to the interest income from the Company’s short-term investments.Net cash provided by investing activities was RMB115.2 million (US$15.9 million), mainly due to the net proceeds from the redemption of short-term investments. Net cash used in financing activities was RMB186.2 million (US$25.7 million), mainly due to the repayment of short-term borrowings and repurchase of ordinary shares.

Last-mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic services and solutions to meet global consumers’ expectations for swift and top-tier delivery services. In December 2022, the Company introduced a pioneering strategic venture into last-mile delivery services. The business was launched on a trial basis and has successfully taking shape and achieving initial scale in Australia during the second quarter of 2023. The Company operates such business under the brand name of “Fast Horse.” Alongside the Company’s commitment to strengthening its presence in current markets, it has strategic plans to extend the last-mile delivery services to countries experiencing strong e-commerce demand.

Update on Share Repurchase

As previously disclosed, the Company established a share repurchase program in June 2022, under which the Company may purchase up to US$200 million worth of its Class A ordinary shares and/or ADSs over a 24-month period. From the launch of the share repurchase program on June 13, 2022 to September 4, 2023, the Company has in aggregate purchased 36.0 million ADSs in the open market for a total amount of approximately US$50.8 million (an average price of $1.4 per ADS) pursuant to the share repurchase program.

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers' demand for e-commerce transactions by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
(In thousands except for number	2022	2023
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	66,231	-	-
Sales commission fee	95	-	-
Sales income and others	8,753	11,088	1,529
Penalty fee	17,297	-	-
Loan facilitation income and other related income	6,589	-	-
Transaction services fee and other related income	6,481	-	-
Total revenues	105,446	11,088	1,529

Operating cost and expenses:
Cost of revenues	(41,083)	(12,667)	(1,747)
Sales and marketing	(53,211)	-	-
General and administrative	(34,828)	(65,419)	(9,022)
Research and development	(18,774)	(9,918)	(1,368)
Changes in guarantee liabilities and risk assurance liabilities(1)	28,839	-	-
Expected credit gain/(loss) for receivables and other assets	28,657	(17,313)	(2,388)
Impairment loss from other assets	(45,536)	(1,343)	(185)
Total operating cost and expenses	(135,936)	(106,660)	(14,710)
Other operating income	1,129	1,470	203

Loss from operations	(29,361)	(94,102)	(12,978)
Interest and investment income, net	4,646	6,798	937
(Loss)/Gain from equity method investments	(241)	2,661	367
(Loss)/Gain on derivative instruments	(34,671)	10,434	1,439
Foreign exchange gain/(loss), net	798	(42)	(6)
Other income	9,569	16,622	2,292
Other expenses	(4,974)	(308)	(42)
Net loss before income taxes	(54,234)	(57,937)	(7,991)
Income tax expenses	(7,081)	(18,928)	(2,610)

Net loss	(61,315)	(76,865)	(10,601)
Less: net loss attributable to non-controlling interest shareholders	-	-	-

Net loss attributable to Qudian Inc.'s shareholders	(61,315)	(76,865)	(10,601)

Loss per share for Class A and Class B ordinary shares:
Basic	(0.25)	(0.34)	(0.05)
Diluted	(0.25)	(0.34)	(0.05)

Loss per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(0.25)	(0.34)	(0.05)
Diluted	(0.25)	(0.34)	(0.05)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	248,458,980	223,467,498	223,467,498
Diluted	253,530,688	226,379,819	226,379,819

Other comprehensive gain:
Foreign currency translation adjustment	6,489	65,401	9,019

Total comprehensive loss	(54,826)	(11,464)	(1,582)
Less: total comprehensive loss attributable to non-controlling interest shareholders	-	-	-

Total comprehensive loss attributable to Qudian Inc.'s shareholders	(54,826)	(11,464)	(1,582)

Note：

(1):The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,"Derivative", and the change in risk assurance liabilities accounted in accordance with ASC 450, "Contingencies" and ASC 460, "Guarantees".

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31,	As of June 30,
(In thousands except for number	2023	2023
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	5,001,285	5,013,109	691,339
Restricted cash	56,503	63,407	8,744
Short-term investments	4,812,491	3,777,220	520,902
Short-term finance lease receivables	960	-	-
Other current assets	1,422,320	2,078,060	286,578
Total current assets	11,293,559	10,931,796	1,507,563

Non-current assets:
Right-of-use assets	105,749	104,156	14,364
Investment in equity method investee	134,293	137,965	19,026
Long-term investments	211,212	206,857	28,527
Property and equipment, net	833,722	1,069,145	147,442
Intangible assets	4,353	3,452	476
Other non-current assets	451,134	450,923	62,185
Total non-current assets	1,740,463	1,972,498	272,020

TOTAL ASSETS	13,034,022	12,904,294	1,779,583

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of March 31,	As of June 30,
(In thousands except for number	2023	2023
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and interest payables	145,312	-	-
Short-term lease liabilities	8,083	6,766	933
Derivative instruments-liability	108,729	179,444	24,746
Accrued expenses and other current liabilities	213,928	204,898	28,257
Income tax payable	158,498	164,173	22,640
Total current liabilities	634,550	555,281	76,576

Non-current liabilities:
Deferred tax liabilities, net	19	23	3
Long-term lease liabilities	2,038	2,603	359
Total non-current liabilities	2,057	2,626	362
Total liabilities	636,607	557,907	76,938

Shareholders' equity:
Class A Ordinary shares	132	132	19
Class B Ordinary shares	44	44	6
Treasury shares	(542,715)	(580,653)	(80,076)
Additional paid-in capital	4,036,452	4,034,824	556,428
Accumulated other comprehensive loss	(50,050)	15,351	2,117
Retained earnings	8,953,552	8,876,689	1,224,151

Total shareholders' equity	12,397,415	12,346,387	1,702,645

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,034,022	12,904,294	1,779,583

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended June 30,
(In thousands except for number	2022	2023
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net loss attributable to Qudian Inc.'s shareholders	(61,315)	(76,865)	(10,601)
Add: Share-based compensation expenses	8,672	1,335	184
Less: Convertible bonds buyback income	196	-	-
Non-GAAP net loss attributable to Qudian Inc.'s shareholders	(52,839)	(75,530)	(10,417)

Non-GAAP net loss per share—basic	(0.21)	(0.34)	(0.05)
Non-GAAP net loss per share—diluted	(0.21)	(0.34)	(0.05)
Weighted average shares outstanding—basic	248,458,980	223,467,498	223,467,498
Weighted average shares outstanding—diluted	253,530,688	226,379,819	226,379,819